UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38430

Meta Data Limited

(Translation of registrant’s name into English)

2161 North Zhongshan Road

Putuo District, Shanghai 200333

People’s Republic of China

Telephone: +86-21- 2250-5999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Certain Officer and Directors

On February 23, 2023, the board of directors (the “Board”) of Meta Data Limited (the “Company”) appointed Ms. Abbie Li as a director of the Board. The biographical information of Ms. Abbie Li is set forth below.

Ms. Abbie Li, is the co-founder of X DAO since January 2023. From January 2021 to December 2021, Ms. Li served as an associate of Investment Banking Division at CICC. From January 2020 to December 2020, Ms. Li served as a partner of Coldharbour Capital. From October 2020 to August 2021, Ms. Li served as the managing director of Faith-Group Co. Ltd. From September 2019 to October 2020, Ms. Li served as an associate of Investment Banking Division at JP Morgan. Ms. Li obtained her bachelor’s degree in Mathematics from New York University in 2018.

Ms. Abbie Li does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Abbie Li entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing her service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 10.1.

Exhibits.

Exhibit No.	Description
10.1	Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 3, 2023

Meta Data Limited

By:	/s/ Xiaoming Li
Name:	Xiaoming Li
Title:	Chief Executive Officer

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